

January 29, 2014

Via E-mail
David T. Provost
Chairman, President and Chief Executive Officer
Talmer Bancorp, Inc.
2301 West Big Beaver Road, Suite 525
Troy, MI 48084

> **Re:** **Talmer Bancorp, Inc.**
> **Form S-1 Submitted January 10, 2014**
> **Amendment #1 to Registration Statement on Form S-1**
> **Submitted January 21, 2014**
> **Amendment #2 to Registration Statement on Form S-1**
> **Submitted January 27, 2014**
> **File No. 333-193300**

Dear Mr. Provost:

We have reviewed your registration statement and supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary

Company Overview, page 1

1. Revise the discussion of the January 1, 2014 acquisition to disclose whether the subsidiaries acquired were profitable in the most recent period (2013) and discuss its impact going forward on the Company's Results of Operations. Also, disclose if there are any bargain purchase gains.

Recent developments

Fourth Quarter and Full Year (Unaudited)Results, page 8

2. Revise to disclose any bargain gains during the periods

The Offering

Use of proceeds, page 12

3. Revise here and in the section "Use of proceeds" on page 62 to clarify what amounts, if any, that will be downstreamed as capital into your subsidiary banks.

Risk Factors, page 33

4. We note your response to prior comment two in our letter dated January 9, 2014. Please revise the second sentence of the risk factor to state that the "correction of this error" and not the "change in accounting policy" resulted in reclassifications of certain balance sheet and income statement line items…etc. Also, please remove the reference that the error "was based on guidance from the FDIC."

Recent Financial Developments, page 52

5. We note the reversal of a portion of the deferred tax asset valuation allowance, which was initially recorded in conjunction with the First Place acquisition, during the quarter ended December 31, 2013. Please provide us with sufficient detailed information addressing the following:

- Explain how the amount of the partial valuation allowance amount reversed was determined in the fourth quarter;
- Address how the previously recorded valuation allowances, initially recorded at the acquisition date, related to loans, fixed assets, OREO and for the potential obligation to repurchase sold mortgage loans changed in the fourth quarter from the third quarter of fiscal 2013 and the reasons for these changes; and
- Address the appropriateness of recording the reversal in the quarter ended December 31, 2013.

Directed Share Program, page 108

6. Advise the staff as to how, when and by what means the participants will be contacted. In addition, noting that additional shares will be locked up, revise to add a Risk Factor to disclose the risk of the price declining when such shares' lockup ends. Disclose the number to be locked up and the earliest date they may be released.

Principal and Selling Shareholders, page 189

7. Revise the narrative to state that no selling shareholders are broker/dealer or affiliates of any broker/dealer unless so indicated in the footnote.

8. Revise footnotes (15), (19), (20), (22), and (27) to disclose the person or persons with voting or investment control. See CD&I Question 140.02 from the Regulation S-K CD&I's.

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 1. Basis of Presentation and Recently Adopted and Issued Accounting Standards

Troubled Debt Restructurings ("TDRs"), page F-8

9. We note your response to prior comment six in our letter dated January 9, 2014. Please address the following:

- Provide us with your quantitative and qualitative materiality analysis which addresses each affected line item individually and in the aggregate for both the three and nine month periods of fiscal 2012;
- Confirm that there was no impact on fiscal 2011 as a result of the correction of the error;
- Revise to separately disclose the adjustments made to each affected line item for both the three and nine month periods of fiscal 2012;
- Revise the first sentence of the disclosure to state "the company corrected an error in its accounting for TDRs…";
- Revise the first sentence to remove the reference that the error was "based on guidance from the Company's primary regulator";
- Revise the second sentence of the disclosure to state that "under the corrected accounting policy" and not the "revised accounting policy…"; and
- Revise the fourth sentence of the disclosure to state that "the correction of this error" and not the "change in policy" resulted in reclassifications of balance sheet and income statement line items…"

You may contact Marc Thomas at (202)551-3452 or John P. Nolan, Senior Assistant Chief Accountant at (202)551-3492 if you have any questions regarding comments on the financial statements or related matters. Please contact Michael Clampitt at (202)551-3434 with other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Reviewing Attorney